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                                                               February 14, 2000

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                       Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                              Columbia Energy Group
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                                File No. 70-9127

Gentlemen:

         In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated January 23, 1998, authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended, the undersigned hereby certifies to the Commission that:




                        Confidential treatment requested.


                                            Very truly yours,

                                            COLUMBIA ENERGY GROUP

                                            By:  /s/ J. W. Grossman
                                               ---------------------------------
                                                 J. W. Grossman, Vice President
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                     COLUMBIA NATURAL RESOURCES CANADA, LTD.
                        Statement of Consolidated Income
                  For the Three Months Ended December 31, 1999
                                 (U.S. Dollars)

                        Confidential treatment requested


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                     COLUMBIA NATURAL RESOURCES CANADA, LTD.
                                  BALANCE SHEET
                             AS OF DECEMBER 31, 1999
                                 (U.S. DOLLARS)

                        Confidential treatment requested